UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 31, 2017

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In compliance with NASDAQ Rule 5250(c)(2), VivoPower International PLC hereby publishes its Unaudited Condensed Financial Statements, including a Condensed Consolidated Statement of Financial Position as of September 30, 2016 and its Condensed Consolidated Statement of Comprehensive Income, Condensed Consolidated Statement of Changes in Equity and Condensed Consolidated Cash Flow Statement for the six months ended September 30, 2016. It should be noted that the financial information set forth in this report is unaudited and subject to adjustment in connection with the audit of the Company’s financial statements for the year ending March 31, 2017. The financial information set forth herein has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

VIVOPOWER INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2016 and September 30, 2016

 (Unaudited)

(U.S. dollars)

	March 31,	September 30,
	2016	2016
ASSETS

Non-Current Assets
Property, plant and equipment	2,899	63,730
Asset under construction	-	7,185,488
Other receivable	7,875,938	-
Investments	-	7,586,477

Total non-current assets	7,878,837	14,835,695

Current Assets
Cash and cash equivalents	28,038	916,170
Accrued income	-	2,425,500
Prepaid expenses	-	175,765

Total current assets	28,038	3,517,435

Total Assets	7,906,875	18,353,130

LIABILITIES

Current Liabilities
Trade and other payables	177,977	780,150
Accrued expenses and other payables	8,336	28,698
HP finance lease payables	-	6,984
Interest payable	-	404,526
Related party loan	7,929,098	17,060,729

Total current liabilities	8,115,411	18,281,087

Long term liabilities
HP finance lease payables	-	22,323
Total liabilities	8,115,411	18,303,410

NET ASSETS	(208,536)	49,720

Equity and reserves

Share Capital	72,125	68,627
Other reserves		948
Retained earnings	(280,661)	(19,855)
TOTAL EQUITY AND RESERVES	(208,536)	49,720

VIVOPOWER INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Six Months Ended September 30, 2016

(Unaudited)

(U.S. dollars)

Six Months
ended
September 30,
2016

Revenue	2,425,500

Gross profit	2,425,500

General and administrative expenses	(2,093,507)

Operating Profit	331,993

Interest expense	(68,970)
Foreign exchange losses	(2,217)

Profit before taxation	260,806

Taxation	-

Profit after taxation	260,806

Comprehensive Income
Change in cumulative translation adjustment	948

Total comprehensive income	261,754

VIVOPOWER INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Unaudited)

(U.S. dollars)

	Ordinary Shares		Retained	Cumulative
	Number	Amount	Earnings	translation reserve	Total

March 31, 2016	5,514,375	$72,125	$(280,661)	$-	$(208,536)
Subscription paid	204,504	2,454	-		$2,454
Redenomination of share capital in USD		$(5,952)			$(5,952)
Current earnings			260,806	948	$261,754
September 30, 2016	5,718,879	$68,627	$(19,855)	$948	$49,720

VIVOPOWER INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

(U.S. dollars)

Six Months ended
September 30, 2016

CASH FLOW FROM OPERATING ACTIVITIES
Operating profit	$261,754

Increase in prepaid expenses	(175,765)
Increase in accrued income	(2,425,500)
Increase in trade and other payables	602,172
Increase in accrued expenses and other payables	20,363
Increase in interest payable	404,526
Net cash used in operating activities	(1,312,450)

CASH FLOW FROM INVESTING ACTIVITIES
Project investment	(6,896,026)
Purchase of fixed assets	(31,524)
Net cash used by investing activities	(6,927,550)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from related party borrowings	9,059,505
Capital contributions	68,627
Net cash provided by financing activities	9,128,132

Net increase in cash	888,132

Cash at beginning of period	28,038

Cash at end of period	$916,170

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2017	VivoPower International PLC
(Registrant)

	By:	/s/ Carl Weatherley-White
	Name:	Carl Weatherley-White
	Title:	Chief Financial Officer

[SIGNATURE PAGE TO FORM 6-K]